SWIRE PACIFIC

08002688

Our Ref: CSA/PAC1/24

9th May 2008

BY REGISTERED AIRMAIL

SEC
Mail Processing
Section

MAY 19 2008

Washington DC
100

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sirs,

SUPPL

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we enclose copies of the following documents of Swire Pacific Limited for your record:

(a) the resolutions passed at the Annual General Meeting held on 8th May 2008;

and

(b) the press announcement published on the Stock Exchange website and on the Company's website on 8th May 2008.

PROCESSED
MAY 27 2008
THOMSON REUTERS

Yours faithfully,
For SWIRE PACIFIC LIMITED

David Fu
Company Secretary

Encl.

c.c. Ms. Judy Kang, BONY NY (w/e, by email: judykang@bankofny.com)
Ms Kammy Yuen / Ms. Anna Jia, BONY HK (w/e, by hand)

DF/RK/sl
P:\RK\Pac\Pac\PAC1-24 SEHKNY\Letter 2008.doc

Swire Pacific Limited
Company Secretary's Department
35/F Two Pacific Place 88 Queensway Hong Kong GPO Box 1 HK Tel (852) 2840 8867 Fax (852) 2845 5445

THE COMPANIES ORDINANCE

ORDINARY RESOLUTIONS

OF

SWIRE PACIFIC LIMITED

Passed on 8th May 2008

At the Annual General Meeting of the Shareholders of the Company held at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong, on 8th May 2008, the following resolutions were passed as Ordinary Resolutions:

4. THAT:

(a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to make on-market share repurchases (within the meaning of the Code on Share Repurchases) be approved;

(b) the aggregate nominal amount of any class of the Company's shares which may be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the shares of that class in issue at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

references to "shares" include securities which carry a right to subscribe for or purchase shares.

.../2

5. THAT:

(a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares and to make or grant offers, agreements and options which will or might require the exercise of such powers during or after the end of the Relevant Period be approved;

(b) the aggregate nominal amount of shares of any class allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue or (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares, shall not exceed the aggregate of 20 per cent of the aggregate nominal amount of the shares of that class in issue at the date of passing this Resolution provided that the aggregate nominal amount of the shares of any class so allotted (or so agreed conditionally or unconditionally to be allotted) pursuant to this Resolution wholly for cash shall not exceed 5 per cent of the aggregate nominal amount of the shares of that class in issue at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares to holders of shares or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).

C.D. Pratt
Chairman

SWIRE PACIFIC

SWIRE PACIFIC LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Codes : 00019 and 00087)

Annual General Meeting held on 8th May 2008 – Poll Results

Following are the poll results in respect of the resolutions proposed at the Annual General Meeting of Swire Pacific Limited held on 8th May 2008 ("the AGM"):

	Resolutions	No. of Votes (%)	
		For	Against
1.	To declare final dividends.	3,035,265,425 (99.9993%)	21,173 (0.0007%)
2.(a)	To re-elect M Cubbon as a Director.	3,024,163,528 (99.6437%)	10,813,070 (0.3563%)
2.(b)	To re-elect Baroness Dunn as a Director.	3,026,027,670 (99.6943%)	9,278,928 (0.3057%)
2.(c)	To re-elect C Lee as a Director.	3,033,168,373 (99.9296%)	2,138,225 (0.0704%)
2.(d)	To re-elect M C C Sze as a Director.	3,031,976,815 (99.9232%)	2,329,783 (0.0768%)
2.(e)	To elect T G Freshwater as a Director.	3,032,080,815 (99.9266%)	2,225,783 (0.0734%)
2.(f)	To elect M Leung as a Director.	3,032,103,214 (99.9274%)	2,203,384 (0.0726%)
2.(g)	To elect A N Tyler as a Director	3,023,393,528 (99.6403%)	10,913,070 (0.3597%)
3.	To re-appoint PricewaterhouseCoopers as Auditors and to authorise the Directors to fix their remuneration.	3,033,947,100 (99.9552%)	1,359,498 (0.0448%)
4.	To grant a general mandate for share repurchase.	2,942,579,548 (99.9513%)	1,433,318 (0.0487%)
5.	To grant a general mandate to issue and dispose of additional shares in the Company.	2,626,146,744 (89.7386%)	300,294,548 (10.2614%)

As more than 50% of the votes were cast in favour of each resolution, all the resolutions were passed as ordinary resolutions.

END

Notes

(1) The total number of shares entitling the holder to attend and vote for or against all the resolutions at the AGM: 915,564,500 'A' and 3,002,486,271 'B' shares. Every member present in person or by proxy has one vote for every share of which he is the holder. There were no restrictions on any shareholders to cast votes on any of the proposed resolutions at the AGM.

(2) The total number of shares entitling the holder to attend and vote only against any of the resolutions at the AGM was nil.

(3) Computershare Hong Kong Investor Services Limited, registrars of the Company, acted as scrutineer for the vote-taking at the AGM.

(4) The Directors of the Company as at the date of this announcement are:

Executive Directors: C D Pratt (Chairman), P N L Chen, M Cubbon, D Ho, K G Kerr, J R Slosar and A N Tyler;
Non-Executive Directors: Baroness Dunn, J W J Hughes-Hallett, P A Johansen and Sir Adrian Swire; and
Independent Non-Executive Directors: T G Freshwater, C K M Kwok, C Lee, M Leung, M C C Sze and M M T Yang.

For and on behalf of
SWIRE PACIFIC LIMITED
David Fu
Company Secretary

Hong Kong, 8th May 2008

END